EXHIBIT 99.154
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                  ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                NOVEMBER 14, 2005

                     ADVANTAGE ANNOUNCES 3RD QUARTER RESULTS

                 CONFERENCE CALL & WEBCAST ON NOVEMBER 14, 2005

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2005.

A conference call will be held on Monday, November 14, 2005 at 9:00 a.m. (11:00 a.m. Eastern time) and can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Monday November 14, 2005 until approximately midnight, November 21, 2005 and can be accessed by dialing toll free 1-877-660-6853. The account number is 286, conference ID number 173176 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

                                                Three            Three           Nine             Nine
                                            months ended     months ended    months ended     months ended
                                            Sept.30, 2005    Sept.30, 2004   Sept.30, 2005    Sept.30, 2004
-----------------------------------------------------------------------------------------------------------
FINANCIAL ($000)
Revenue before royalties                     $   95,715      $   56,722       $  266,400      $  164,739
    per Unit (1)                             $     1.67      $     1.39       $     4.73      $     4.18
    per boe                                  $    52.01      $    38.24       $    47.76      $    38.47
Funds from operations                        $   55,575      $   31,074       $  150,635      $   91,667
    per Unit (2)                             $     0.97      $     0.75       $     2.66      $     2.30
    per boe                                  $    30.21      $    20.95       $    27.02      $    21.40
Net income                                   $   18,674      $    4,965       $   49,226      $   19,183
    per Trust Unit - basic and diluted       $     0.33      $     0.12       $     0.87      $     0.48
Cash distributions declared                  $   43,069      $   28,730       $  134,101      $   82,447
    per Unit (2)                             $     0.75      $     0.69       $     2.37      $     2.07
Payout ratio (%)                                    77%             92%              89%             90%
Expenditures on property and equipment       $   20,732      $   25,485       $   75,269      $   78,710
Working capital deficit (3)                  $    6,829      $    9,537       $    6,829      $    9,537
Bank indebtedness (long-term)                $  256,093      $  184,437       $  256,093      $  184,437
Convertible debentures (face value)          $  140,358      $  176,462       $  140,358      $  176,462
OPERATING
Daily Production
    Natural gas (mcf/d)                          75,994          75,425           80,574          74,788
    Crude oil and NGLs (bbls/d)                   7,340           3,550            7,003           3,167
    Total boe/d @ 6:1                            20,006          16,121           20,432          15,632
Average prices (including hedging)
    Natural gas ($/mcf)                      $     7.79      $     5.76       $     7.16      $     6.08
    Crude oil and NGLs ($/bbl)               $    61.10      $    51.20       $    56.91      $    46.24
SUPPLEMENTAL (000)
Trust Units outstanding at end of period         57,555          44,350           57,555          44,350
Trust Units issuable
    Convertible Debentures                        7,104           9,261            7,104           9,261
    Exchangeable Shares                             124               -              124               -
    Trust Units Rights Incentive Plan               310             310              310             310
Trust Units outstanding
    and issuable at end of period                65,093          53,921           65,093          53,921
Basic weighted average Units                     57,371          40,887           56,290          39,403

(1) based on basic weighted average Trust Units outstanding
(2) based on Trust Units outstanding at each cash distribution record date
(3) working capital deficit excludes hedging liabilities

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 2 OF 24


MESSAGE TO UNITHOLDERS

HIGHLIGHTS OF THE THIRD QUARTER INCLUDE:

>> Funds from operations for the third quarter was $55.6 million or $0.97 per Unit compared to $31.1 million or $0.75 per Unit for the same period of 2004. This represents a payout ratio of 77% of funds from operations for the three months ended September 30, 2005. If hedging losses are excluded from the calculation, the Fund's payout ratio would have been 69% during the third quarter. Advantage is unhedged as of November 1, 2005.

>> The Fund declared three distributions during the quarter totalling $0.75 per Unit. The distributions amounted to $0.25 per Unit, payable on August 15, September 15 and October 17 to Unitholders of record on July 29, August 31 and September 30, respectively. Since inception, the Fund has distributed $404 million or $11.08 per Unit.

>> Production volumes increased by 24% to 20,006 boe/d in the third quarter of 2005 from 16,121 boe/d in the third quarter of 2004. Third quarter production was comparable to the second quarter of 2005.

>> Natural gas production for the third quarter of 2005 was 76.0 mmcf/d, a 1% increase over the 75.4 mmcf/d reported in the third quarter of 2004.

>> Crude oil and natural gas liquids production averaged 7,340 bbls/d compared to 3,550 bbls/d in the third quarter of 2004 representing an increase of 107%. Increased oil production in 2005 is primarily the result of the acquisitions of the Anadarko assets in September 2004 and Defiant Energy in December 2004 and continued successful development oil drilling throughout 2005. Advantage's crude oil production is mainly comprised of long life assets that exhibit low rates of decline.

>> During the third quarter the Fund participated in the drilling of 14.2 net (36 gross) wells. Three oil wells were drilled at Nevis, Alberta and five natural gas wells were drilled at Bantry, Alberta. Single wells were also drilled on the Fund's core properties at Steelman, Saskatchewan and at Sweetgrass, Sunset, Shouldice and Wildmere, all in Alberta.

NYSE LISTING

>> On November 14, 2005, Advantage announced it is seeking final approval from the New York Stock Exchange ("NYSE") to list its Trust Units and anticipates being listed for trading before mid-December 2005 under the symbol "AAV". We believe a listing on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S. capital markets, and improved cost of capital for future acquisitions.

INCLUSION IN S&P/TSX COMPOSITE INDEX

>> On October 11, 2005 Standard & Poor's confirmed that it will proceed with its previously announced schedule for including income trusts in the S&P/TSX Composite Index. Advantage has been selected as one of the trusts that will be added to the Index in the coming months. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

FEDERAL GOVERNMENT'S CONSULTATION PROCESS ON INCOME TRUSTS

>> In September 2005 the Department of Finance released a consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". The paper is available at www.fin.gc.ca/toce/2005/toirplf_e.html. The purpose of the paper is to promote discussion and third party input on a number of key questions by providing background information on flow-through entities ("FTE") and related economic efficiency issues, an international comparison, as well as the estimated impact of FTE's on federal tax revenues. The issues for consideration and consultation include the impact of their tax treatment on how businesses are organized in Canada, the impact on federal tax revenue, the potential role tax-exempt investors may have in this market and the impact of tax treatment on the Canadian economy. The Department of Finance has invited submissions until December 31, 2005 in an effort to quickly resolve the issue. This consultation process has created significant uncertainty within the market which has been evident through the additional volatility in the trading prices of the sector. At this time it is unknown what changes, if any, to existing tax legislation may occur. However, any change in legislation may have significant negative implications for the Fund's Unitholders. Advantage plans to actively participate in the consultation process to ensure the interests of the Fund and Unitholders are properly represented.

>> We encourage individual Unitholders to contribute to the process by contacting their parliamentary representatives and making submissions to the Department of Finance. A directory of Members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html. Written submissions can be made by email to trusts-fiducies@fin.gc.ca or to the Minister of Finance, the Honourable Ralph Goodale, Department of Finance, 140 O'Connor Street, Ottawa, Ontario, K1A 0A6, via fax at (613) 996-9790, or via e-mail at Goodale.R@parl.gc.ca.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 3 OF 24


MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of November 14, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the three months ended September 30, 2005 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

NON-GAAP MEASURES
The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash flow from operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations as presented is based on cash flow from operating activities before changes in non-cash working capital and expenditures on asset retirement. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks summarize the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations.

FORWARD-LOOKING INFORMATION
The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

OVERVIEW
                                                Three months ended                 Nine months ended
                                                   September 30         %            September 30            %
                                                2005          2004   change       2005          2004      change
----------------------------------------------------------------------------------------------------------------
Funds from operations ($000)                 $  55,575    $  31,074    79%      $150,635      $ 91,667      64%
   per Trust Unit(1)                         $    0.97    $    0.75    29%      $   2.66      $   2.30      16%
Net income ($000)                            $  18,674    $   4,965   276%      $ 49,226      $ 19,183     157%
   per Trust Unit - basic and diluted        $    0.33    $    0.12   175%      $   0.87      $   0.48      81%

(1) Based on Trust Units outstanding at each cash distribution record date.

Funds from operations increased 79% for the three months and 64% for the nine months ended September 30, 2005, as compared to the same periods of 2004. The growth in funds from operations has been primarily due to increased production through acquisitions and development activity combined with continued strong commodity prices. These factors have also positively impacted net income which increased 276% for the three months and 157% for the nine months ended September 30, 2005, as compared to 2004. Net income per Trust Unit increased 175% for the three months and 81% for the nine months ended September 30, 2005. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices & Marketing" for a more detailed discussion of commodity prices and our price risk management.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 4 OF 24

CASH DISTRIBUTIONS

                                                Three months ended                 Nine months ended
                                                   September 30         %            September 30            %
                                                2005          2004   change       2005          2004      change
----------------------------------------------------------------------------------------------------------------
Cash distributions declared ($000)           $  43,069    $  28,730    50%      $134,101      $ 82,447      63%
   per Trust Unit(1)                         $    0.75    $    0.69    9%       $   2.37      $   2.07      14%
Payout ratio (%)                                   77%          92%   (15)%          89%           90%     (1)%

(1) Based on Trust Units outstanding at each cash distribution record date.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders. However, it is also our objective to continue growing the Fund and to increase distributions as prudent.

Cash distributions per Trust Unit was $0.75 for the three months and $2.37 for the nine months ended September 30, 2005, representing increases of 9% and 14% compared to the same periods of 2004. These increases were achievable primarily due to the significant increase in funds from operations during the relative periods. Funds from operations per Trust Unit was $0.97 for the three months and $2.66 for the nine months ended September 30, 2005, representing increases of 29% and 16%, respectively. The significant increase in funds from operations has allowed us to increase distributions to the Unitholder while also reducing the payout ratio to 77% for the three months ended September 30, 2005. During the third quarter, funds from operations were reduced by $6.5 million for realized hedging losses. Excluding these realized hedging losses, Advantage's payout ratio for the third quarter would have been 69%. The current outstanding hedges are concluded October 31, 2005 which will allow the Fund to realize the full benefit of the current high commodity prices during the remainder of the fourth quarter of 2005 and into 2006.

Cash distributions to Unitholders for the third quarter of 2005 were paid as follows:

Period ended               Record date          Payment date        Distribution     Distribution per Unit
----------------------------------------------------------------------------------------------------------
July 31, 2005              July 29, 2005        Aug. 15, 2005        $  14,337             $   0.25
Aug. 31, 2005              Aug. 31, 2005        Sept. 15, 2005          14,342                 0.25
Sept. 30, 2005             Sept. 30, 2005       Oct. 17, 2005           14,390                 0.25
----------------------------------------------------------------------------------------------------------
                                                                     $  43,069             $   0.75
----------------------------------------------------------------------------------------------------------

REVENUE

                                                Three months ended                  Nine months ended
                                                   September 30         %             September 30            %
Revenue ($000)                                  2005          2004   change        2005          2004      change
------------------------------------------------------------------------------------------------------------------
Natural gas excluding hedging                $  57,661    $  42,417    36%       $160,901      $130,032      24%
Realized hedging losses                         (3,209)      (2,414)   33%         (3,314)       (5,417)    (39)%
------------------------------------------------------------------------------------------------------------------

Natural gas including hedging                $  54,452    $  40,003    36%       $157,587      $124,615      26%

Crude oil and NGLs excluding hedging         $  44,570    $  16,719   167%       $112,321      $ 40,124     180%
Realized hedging losses                         (3,307)           -     -          (3,508)            -       -
------------------------------------------------------------------------------------------------------------------

Crude oil and NGLs including hedging         $  41,263    $  16,719   147%       $108,813      $ 40,124     171%

Total revenue                                $  95,715    $  56,722    69%       $266,400      $164,739      62%
==================================================================================================================

Petroleum and natural gas revenues have increased significantly for the three and nine months ended September 30, 2005. The main contributing factors include increased daily production levels, especially crude oil and natural gas liquids ("NGLs"), and the considerable strength of commodity prices. The increased revenues have been partially offset by realized hedging losses experienced during the applicable periods. However, the current outstanding hedges are concluded October 31, 2005 which will allow the Fund to entirely benefit from the high commodity prices during the remainder of the fourth quarter of 2005 and into 2006.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 5 OF 24

PRODUCTION

                                        Three months ended                 Nine months ended
                                           September 30         %            September 30            %
                                        2005          2004   change       2005          2004      change
--------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                    75,994        75,425    1%         80,574        74,788      8%
Crude oil (bbls/d)                      6,131         2,894   112%         5,838         2,540     130%
NGLs (bbls/d)                           1,209           656    84%         1,165           627      86%
--------------------------------------------------------------------------------------------------------

Total (boe/d)                          20,006        16,121    24%        20,432        15,632      31%
--------------------------------------------------------------------------------------------------------

Natural gas (%)                           63%           78%                  65%           80%
Crude oil (%)                             31%           18%                  29%           16%
NGLs (%)                                   6%            4%                   6%            4%

Natural gas production increased 1% for the three months and 8% for the nine months ended September 30, 2005, as compared to 2004. Crude oil production increased 112% for the three months and 130% for the nine months ended September 30, 2005. NGLs production increased 84% for the three months and 86% for the nine months ended September 30, 2005. The Fund's total daily production averaged 20,006 boe/d for the third quarter and 20,432 boe/d for the nine months ended September 30, 2005, increases of 24% and 31% respectively as compared to the same periods of 2004. The growth in overall production from 2004 was primarily the result of the property acquisition from Anadarko Canada Corporation ("Anadarko") on September 15, 2004 and the acquisition of Defiant Energy Corporation ("Defiant") on December 21, 2004. Production increases were also realized due to Advantage's ongoing development program, especially relating to production additions at Nevis, Alberta. Advantage's production continues to be primarily natural gas weighted representing 63% of total production. However, crude oil production has increased from 18% in the third quarter of 2004 to 31% of total production for the current quarter. This has enabled the Fund to benefit from the significant increase in crude oil commodity prices that has occurred over that period of time.

As a result of the Fund's active capital development program, production additions have been partially offset by flush production declines that are normally experienced with new production. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Additional production challenges encountered by Advantage during 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions, plant turnarounds and maintenance programs.

COMMODITY PRICES & MARKETING

NATURAL GAS
                                          Three months ended                  Nine months ended
                                             September 30         %             September 30            %
($/mcf)                                   2005          2004   change        2005          2004      change
-----------------------------------------------------------------------------------------------------------
Realized natural gas prices
     Excluding hedging                  $  8.25       $  6.11    35%        $ 7.31        $ 6.35       15%
     Including hedging                  $  7.79       $  5.76    35%        $ 7.16        $ 6.08       18%

AECO monthly index                      $  8.15       $  6.62    23%        $ 7.42        $ 6.68       11%

Realized natural gas prices excluding hedging increased 35% for the three months and 15% for the nine months ended September 30, 2005, as compared to 2004. The most significant development during the third quarter that has placed increased pressure on natural gas prices has been Hurricanes Katrina and Rita that ravaged the Gulf of Mexico. Significant damage was sustained by drilling platforms, production facilities, refineries and other facilities throughout the region. Production has been slow to recover with considerable production still shut-in. Reduced production levels have been partially mitigated with reduced demand but concerns continue regarding supply from the region. We believe that the short and long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 6 OF 24


weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists.

CRUDE OIL AND NGLS
                                                Three months ended                  Nine months ended
                                                   September 30         %             September 30            %
($/bbl)                                         2005          2004   change        2005          2004      change
-----------------------------------------------------------------------------------------------------------------
Realized crude oil and NGLs prices
     Excluding hedging                        $ 66.00       $ 51.20    29%        $58.75        $46.24       27%
     Including hedging                        $ 61.10       $ 51.20    19%        $56.91        $46.24       23%

Realized crude oil prices excluding hedging   $ 68.73       $ 52.82    30%        $61.00        $47.88       27%
Realized NGLs prices excluding hedging        $ 52.18       $ 44.04    18%        $47.49        $39.59       20%

WTI ($US/bbl)                                 $ 63.17       $ 43.88    44%        $55.45        $39.11       42%
$US/$Cdn exchange rate                        $  0.83       $  0.77    8%         $ 0.82        $ 0.75       9%

Realized crude oil and NGLs prices excluding hedging increased 29% for the three months and 27% for the nine months ended September 30, 2005, as compared to the same periods of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and US/Canadian exchange rates. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 44% for the three months and 42% for the nine months ended September 30, 2005, compared to 2004. Many developments during the quarter have resulted in this price increase including Hurricanes Katrina and Rita that pushed WTI in relative terms to record levels not experienced in over two decades. Production levels have been slower to recover than anticipated with considerable production still shut-in. Additional concerns have also been raised regarding the lack of growth of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and
(iv) North American refinery capacity constraints. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

PRICE RISK MANAGEMENT

Commodity price volatility is a major risk that the Fund continually monitors. Advantage has an established commodity risk management program approved by the Board that allows Management to enter financial instruments, within certain guidelines, that will provide stability to funds from operations and shield Unitholders distributions from price volatility. Given the magnitude of such contract arrangements, liquidity risk can be a major concern for an organization. We mitigate this risk by only dealing with major financial institutions and other counterparties that possess suitable credit ratings.

We entered several such financial instruments for both natural gas and crude oil in early 2005 for the period from April to October 2005. Advantage's natural gas hedging program resulted in losses of $3.2 million during the third quarter of 2005 or $0.46/mcf compared to hedging losses of $2.4 million or $0.35/mcf for the same period of 2004. The increase in the hedging losses has been primarily due to the much stronger natural gas prices as compared to 2004. The Fund's remaining natural gas contracts on 56.9 mmcf/d expired at the end of October.

Advantage's crude oil hedging program resulted in losses of $3.3 million or $4.90/bbl during the third quarter of 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund has one remaining oil hedge contract for 1,750 bbls/d which expired at the end of October.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 7 OF 24

As at September 30, 2005 the Fund has the following hedges in place:

Description of Hedge                  Term                   Volume                  Average Price
--------------------------------------------------------------------------------------------------
Natural gas - AECO
     Fixed price              April to October 2005       34,123 mcf/d               Cdn$7.45/mcf
     Collar                   April to October 2005       11,374 mcf/d        Floor  Cdn$6.86/mcf
                                                                            Ceiling  Cdn$8.18/mcf
     Collar                   April to October 2005       11,374 mcf/d        Floor  Cdn$7.02/mcf
                                                                            Ceiling  Cdn$8.02/mcf
Crude oil - WTI
     Collar                   April to October 2005       1,750 bbls/d        Floor  US$47.00/bbl
                                                                            Ceiling  US$56.75/bbl

At September 30, 2005, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. The Fund does not apply hedge accounting and current accounting standards requires this amount to be included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. The mark-to-market valuation is the estimated value to settle the financial contracts as at September 30, 2005 and is based on pricing models, estimates, assumptions and market data available at that time. The actual gain or loss realized on regular settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. As at October 31, 2005 all outstanding hedge contracts were concluded resulting in an actual realized hedging loss of approximately $7.1 million.

ROYALTIES
                                                Three months ended                       Nine months ended
                                                   September 30         %                  September 30            %
                                                2005          2004   change             2005          2004      change
-----------------------------------------------------------------------------------------------------------------------
Royalties, net of Alberta Royalty Credit
   ($000) per boe                           $ 18,355     $  11,111    65%            $ 51,009      $ 32,241      58%
                                            $   9.97     $    7.49    33%            $   9.14      $   7.53      21%
   As a percentage of revenue
   excluding hedging                           18.0%         18.8%   (0.8)%             18.7%         18.9%     (0.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have increased in total and on a boe basis as compared to 2004 as both production and commodity prices have increased substantially. However, royalties as a percentage of revenue excluding hedging has decreased to 18.0% for the three months ended September 30, 2005 as compared to 18.8% for the same period of 2004. This decrease has been primarily due to a shift in our portfolio of assets that has increased production from properties and areas that attract lower royalty rates.

OPERATING COSTS
                                                Three months ended                       Nine months ended
                                                   September 30         %                  September 30            %
                                                2005          2004   change             2005          2004      change
----------------------------------------------------------------------------------------------------------------------
Operating costs ($000)                       $  14,203    $   9,185    55%            $ 40,560      $ 25,723      58%
   per boe                                   $    7.72    $    6.19    25%            $   7.27      $   6.01      21%

Operating costs have increased 55% for the three months and 58% for the nine months ended September 30, 2005, as compared to 2004 primarily due to costs associated with properties acquired from Anadarko and Defiant during the second half of 2004. Operating costs per boe have increased 25% for the three months and 21% for the nine months ended September 30, 2005. Operating costs have steadily increased over the past several years due to higher power costs and higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 8 OF 24

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

                                                Three months ended                  Nine months ended
                                                   September 30         %             September 30            %
                                                2005          2004   change        2005          2004      change
------------------------------------------------------------------------------------------------------------------
General and administrative expense ($000)    $     901    $     908   (1)%       $  3,931      $  2,542      55%
   per boe                                   $    0.49    $    0.61   (20)%      $   0.70      $   0.59      19%
Management fee ($000)                        $     947    $     547    73%       $  2,622      $  1,602      64%
   per boe                                   $    0.51    $    0.37    38%       $   0.47      $   0.37      27%
Performance incentive ($000)                 $       -    $  11,321  (100)%      $      -      $ 14,221    (100)%

General and administrative ("G&A") expense has decreased 1% for the three months ended September 30, 2005 but has increased 55% for the nine months ended September 30, 2005, as compared to 2004. G&A expense has increased overall due to higher staff levels required for the growth of the Fund from production additions and acquisitions. The current staff complement has Advantage well positioned to continue the present growth strategy and to seize future opportunities.

Management fees have increased 73% for the three months and 64% for the nine months ended September 30, 2005, as compared to the same period of 2004. Management fees per boe have increased 38% for the three months and 27% for the nine months ended September 30, 2005. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The increase in total management fees and management fees per boe is primarily due to the increase in revenue as a result of higher production and commodity prices.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the three months and nine months ending September 30, 2005 no performance fee incentive has been accrued given that the total annualized return of the Fund was less than the 8% threshold as at November 14, 2005. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.The management fees and performance fees are shared amongst all management and employees.

INTEREST
                                                Three months ended                 Nine months ended
                                                   September 30         %            September 30            %
                                                2005          2004   change       2005          2004      change
----------------------------------------------------------------------------------------------------------------
Interest expense ($000)                      $   2,469    $   1,645    50%      $  7,410      $  4,322      71%
   per boe                                   $    1.34    $    1.11    21%      $   1.33      $   1.01      32%
Bank indebtedness ($000)                     $ 256,093    $ 184,437    39%      $256,093      $184,437      39%
Average effective interest rate                   4.0%         3.6%   0.4%          4.2%          3.9%     0.3%

Interest expense has increased 50% for the three months and 71% for the nine months ended September 30, 2005, as compared to 2004. Interest expense per boe has increased 21% for the three months and 32% for the nine months ended September 30, 2005. The increases in interest expense is attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used to finance continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4% for the three months ended September 30, 2005. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 9 OF 24

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                                Three months ended                       Nine months ended
                                                   September 30         %                  September 30            %
                                                2005          2004   change             2005          2004      change
-----------------------------------------------------------------------------------------------------------------------
Interest on convertible debentures ($000)    $   2,818    $   1,786    58%            $  8,483      $  5,546      53%
   per boe                                   $    1.53    $    1.21    26%            $   1.52      $   1.30      17%
Accretion on convertible debentures ($000)   $     550    $     351    57%            $  1,650      $  1,107      49%
   per boe                                   $    0.30    $    0.24    25%            $   0.30      $   0.26      15%
Convertible debentures
   maturity value ($000)                     $ 140,358    $ 176,462   (20)%           $140,358      $176,462     (20)%

Interest expense on convertible debentures has increased 58% for the three months and 53% for the nine months ended September 30, 2005, as compared to 2004. Accretion expense has increased 57% for the three months and 49% for the nine months ended September 30, 2005. Interest and accretion expense increased primarily due to the issuance of $50 million 7.75% and $75 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. The increased interest from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Interest and accretion will continue to decrease in the future as debentures are continually converted to Trust Units.

CASH NETBACKS (PER BOE)
                                                             Three months ended                    Nine months ended
                                                                September 30                         September 30
                                                              2005        2004                    2005         2004
----------------------------------------------------------------------------------------------------------------------
Revenue                                                    $  55.55     $  39.87                $  48.98     $  39.73
Hedging                                                       (3.54)       (1.63)                  (1.22)       (1.26)
Royalties                                                     (9.97)       (7.49)                  (9.14)       (7.53)
Operating costs                                               (7.72)       (6.19)                  (7.27)       (6.01)
----------------------------------------------------------------------------------------------------------------------

Operating netback                                          $  34.32     $  24.56                $  31.35     $  24.93
General and administrative                                    (0.49)       (0.61)                  (0.70)       (0.59)
Management fees                                               (0.51)       (0.37)                  (0.47)       (0.37)
Interest expense                                              (1.34)       (1.11)                  (1.33)       (1.01)
Interest on convertible debentures                            (1.53)       (1.21)                  (1.52)       (1.30)
Taxes                                                         (0.24)       (0.31)                  (0.31)       (0.26)
----------------------------------------------------------------------------------------------------------------------

Funds from operations                                      $  30.21     $  20.95                $  27.02     $  21.40
======================================================================================================================

DEPLETION, DEPRECIATION AND ACCRETION

                                                Three months ended                       Nine months ended
                                                   September 30         %                  September 30            %
                                                2005          2004   change             2005          2004      change
----------------------------------------------------------------------------------------------------------------------
Depletion, depreciation & accretion ($000)   $  34,250    $  24,134    42%            $102,515      $ 65,135      57%
   per boe                                   $   18.61    $   16.27    14%            $  18.38      $  15.21      21%

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased 42% for the three months and 57% for the nine months ended as compared to 2004. The increased provision is the result of higher production volumes and a higher per boe rate. The DD&A rate per boe has increased 14% for the three months and 21% for the nine months ended September 30, 2005.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 10 OF 24


TAXES

Current taxes paid or payable for the three months ended September 30, 2005 primarily represents capital tax and amounted to $0.4 million, compared to $0.5 million expensed in the three months ended September 30, 2004. Current taxes for the nine months ended September 30, 2005 was $1.8 million, an increase from $1.1 million for the same period of 2004. Capital taxes are based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's significant growth. As a result of new legislation, capital taxes are to be gradually eliminated over the next several years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended September 30, 2005, the Fund recognized an income tax recovery of $4.2 million compared to a $7.1 million recovery for the third quarter of 2004. The future income tax recovery for the nine months ended September 30, 2005 was $10.3 million compared to $16.6 million for the similar period ended September 30, 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at September 30, 2005 the operating company had a future income tax liability balance of $100.1 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

In September 2005 the Department of Finance released a consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". The paper is available at www.fin.gc.ca/toce/2005/toirplf_e.html. The purpose of the paper is to promote discussion and third party input on a number of key questions by providing background information on flow-through entities ("FTE") and related economic efficiency issues, an international comparison, as well as the estimated impact of FTE's on federal tax revenues. The issues for consideration and consultation include the impact of their tax treatment on how businesses are organized in Canada, the impact on federal tax revenue, the potential role tax-exempt investors may have in this market and the impact of tax treatment on the Canadian economy. The Department of Finance has invited submissions until December 31, 2005 in an effort to quickly resolve the issue. This consultation process has created significant uncertainty within the market which has been evident through the additional volatility in the trading prices of the sector. At this time it is unknown what changes, if any, to existing tax legislation may occur. However, any change in legislation may have significant negative implications for the Fund's Unitholders. Advantage plans to actively participate in the consultation process to ensure the interests of the Fund and Unitholders are properly represented.

We encourage individual Unitholders to contribute to the process by contacting their parliamentary representatives and making submissions to the Department of Finance. A directory of Members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html. Written submissions can be made by email to trusts-fiducies@fin.gc.ca or to the Minister of Finance, the Honourable Ralph Goodale, Department of Finance, 140 O'Connor Street, Ottawa, Ontario, K1A 0A6, via fax at (613) 996-9790, or via e-mail at Goodale.R@parl.gc.ca.

NON-CONTROLLING INTEREST

Non-controlling interest expense for the nine month period ended September 30, 2005 was $0.2 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG") issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At September 30, 2005, only 110,296 Exchangeable Shares were outstanding and non-controlling interest expense will continue to be insignificant.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 11 OF 24

                                                                 Payments due by period                         2010 &
($ millions)                    Total         2005         2006         2007         2008          2009       thereafter
------------------------------------------------------------------------------------------------------------------------
Building lease                $    3.5      $   0.3       $  1.4       $  1.3       $  0.5           -             -
Capital lease                 $    1.9      $   0.1       $  0.4       $  1.4          -             -             -
Pipeline/transportation       $    3.9      $   0.7       $  2.5       $  0.6       $  0.1           -             -
Convertible debentures(1)     $  140.4          -            -         $  2.8       $  8.7        $ 79.1        $ 49.8
------------------------------------------------------------------------------------------------------------------------
Total contractual obligations $  149.7      $   1.1       $  4.3       $  6.1       $  9.3        $ 79.1        $ 49.8
========================================================================================================================

(1) As at September 30, 2005, Advantage had $140.4 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.


LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of the Fund's capitalization structure.

                                                           September 30, 2005
                                                  ($000, except as otherwise indicated)
---------------------------------------------------------------------------------------
Bank indebtedness (long-term)                                 $     256,093
Working capital deficit (1)                                           6,829
---------------------------------------------------------------------------------------

Net debt                                                      $     262,922
=======================================================================================

Trust Units outstanding (000) (2)                                    57,679
Trust Unit closing market price                               $       21.19
---------------------------------------------------------------------------------------

Market value                                                  $   1,222,218
=======================================================================================

Capital lease obligations (long-term)                         $       1,437
Convertible debentures (maturity value)                             140,358
---------------------------------------------------------------------------------------

Total capitalization                                          $   1,626,935
=======================================================================================

(1) Working capital deficit excludes hedging liability.
(2) Trust Units outstanding includes Trust Units issuable for the outstanding exchangeable shares at the applicable exchange ratio.

UNITHOLDERS' EQUITY, EXCHANGEABLE SHARES AND CONVERTIBLE DEBENTURES

Advantage utilizes the issuance of Trust Units, exchangeable shares and convertible debentures to finance acquisitions and development activities.

As at September 30, 2005 the Fund had 57.6 million Trust Units outstanding. On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes. As at November 14, 2005, Advantage had 57.6 million Trust Units issued and outstanding.

As partial consideration for the acquisition of Defiant on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. Each Exchangeable Share issued is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.12802 at September 30, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. As of September 30, 2005, a total of 1,339,734 Exchangeable Shares have been exchanged for 1,367,736 Trust Units resulting in 110,296 Exchangeable Shares outstanding at quarter-end. As at November 14, 2005, 109,833 Exchangeable Shares are outstanding that are exchangeable for the issuance of 125,381 Trust Units based on the current exchange ratio of 1.14156.

As at September 30, 2005, the Fund had $140.4 million convertible debentures outstanding that were convertible to 7.1 million Trust Units based on the applicable conversion prices. During the nine months ended September 30, 2005, $8.1 million

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 12 OF 24


convertible debentures were exchanged for the issuance of 0.5 million Trust Units. As at November 14, 2005, $139.7 million convertible debentures were outstanding that are convertible to 7.1 million Trust Units.

INCLUSION IN S&P/TSX COMPOSITE INDEX AND NYSE LISTING

On October 11, 2005 Standard & Poor's confirmed that it will proceed with its previously announced schedule for including income trusts in the S&P/TSX Composite Index. Advantage has been selected as one of the trusts that will be added to the Index in the coming months. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

On November 14, 2005, Advantage announced it is seeking final approval from the New York Stock Exchange ("NYSE") to list its Trust Units and anticipates being listed for trading before mid-December 2005 under the symbol "AAV". We believe a listing on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S. capital markets, and improved cost of capital for future acquisitions.

BANK INDEBTEDNESS, CREDIT FACILITY AND OTHER OBLIGATIONS

At September 30, 2005 Advantage had bank debt outstanding of $256.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks and we have just finalized a semi-annual review of our credit facilities with the syndicate. Given the strength of production and commodity prices, this review has resulted in an increase of our current credit facilities from $335 million to $355 million providing additional liquidity and financial flexibility to pursue the Fund's strategy. The $355 million facility consisting of a $345 million extendible revolving loan facility and a $10 million operating loan facility, both of which are due for renewal in May 2006 at the option of the syndicate. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in 2005 to the repayment terms, the debt is classified as a long-term liability on the consolidated balance sheet.

At September 30, 2005 Advantage had a working capital deficiency of $6.8 million. Our working capital includes items expected for normal operations such as trade receivables, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at September 30, 2005 for $1.8 million that was originally acquired from a prior company acquisition. In May 2005, we repaid two capital leases for $6.8 million that were assumed by Advantage on the acquisition of Defiant in December 2004.

CAPITAL EXPENDITURES
                                                Three months ended                 Nine months ended
                                                   September 30                      September 30
($000)                                          2005          2004                2005          2004
-------------------------------------------------------------------------------------------------------
Land and seismic                             $   1,161    $     707             $  3,251      $  2,078
Drilling, completions and workovers             13,449       20,401               53,501        53,916
Well equipping and facilities                    6,094        4,161               17,564        22,468
Other                                               28          216                  953           248
-------------------------------------------------------------------------------------------------------

                                             $  20,732    $  25,485             $ 75,269      $ 78,710
Acquisition of Anadarko properties                   -      176,300                    -       176,300
Property acquisitions                                -            -                  213             -
Property dispositions                             (874)           -               (3,455)         (791)
-------------------------------------------------------------------------------------------------------

Total capital expenditures                   $  19,858    $ 201,785             $ 72,027      $254,219
=======================================================================================================

Advantage's growth strategy has been to concentrate in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 13 OF 24


life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of operations and cash flows.

For the three month period ended September 30, 2005, the Fund spent $20.7 million on capital expenditures. Approximately $13.4 million was expended on drilling and completion operations where the Fund drilled a total of 14.2 net (36 gross) wells. Three 100% working interest horizontal wells were drilled and completed at Nevis, Alberta and three net (five gross) wells were drilled in Bantry, Alberta. Approximately $6.1 million was expended during the quarter on facilities and equipping primarily related to completing the construction of a central oil battery and additional compression facilities at Nevis, Alberta, facility upgrades at Gadsby, Alberta and solution gas conservation facilities at Sunset, Alberta. Capital expenditures for the nine months ended September 30, 2005 amounted to $75.3 million.

The following table summaries the various funding requirements during the nine month period ended September 30, 2005 and the sources of funding to meet those requirements.

SOURCES AND USES OF FUNDS ($000)
                                                                   Nine months ended
                                                                  September 30, 2005
------------------------------------------------------------------------------------
Sources of funds
        Funds from operations                                          $  150,635
        Units issued, net of costs                                        107,616
        Property dispositions                                               3,455
------------------------------------------------------------------------------------

                                                                       $  261,706
====================================================================================
Uses of funds
        Capital expenditures                                           $   75,269
        Asset retirement expenditures                                       1,580
        Purchase adjustment of Defiant Energy acquisition                     404
        Property acquisitions                                                 213
        Distributions paid to Unitholders                                 132,131
        Decrease in bank debt                                              10,961
        Reduction of capital lease obligations                              7,600
        Increase in working capital and other                              33,548
------------------------------------------------------------------------------------

                                                                       $  261,706
====================================================================================

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 14 OF 24

QUARTERLY PERFORMANCE

($000, except as otherwise indicated)
                                                      2005                                 2004                    2003
                                            Q3         Q2        Q1         Q4        Q3         Q2        Q1       Q4
-----------------------------------------------------------------------------------------------------------------------
Daily production
     Natural gas (mcf/d)                75,994     79,492    86,350     84,336    75,425     73,283    75,649   65,280
     Crude oil and NGLs (bbls/d)         7,340      6,772     6,892      6,815     3,550      3,106     2,841    2,714
     Total boe/d                        20,006     20,021    21,284     20,871    16,121     15,320    15,449   13,594
Average prices
     Natural gas ($/mcf)
        Excluding hedging            $    8.25  $    7.27  $   6.52  $    6.64  $   6.11  $    6.65  $   6.28  $  5.45
        Including hedging            $    7.79  $    7.30  $   6.47  $    6.09  $   5.76  $    6.20  $   6.28  $  5.76
     Crude oil and NGLs ($/bbl)
        Excluding hedging            $   66.00  $   56.57  $  53.02  $   47.05  $  51.20  $   45.36  $  40.93  $ 35.67
        Including hedging            $   61.10  $   56.24  $  53.02  $   47.05  $  51.20  $   45.36  $  40.93  $ 35.67
Net revenues                         $  71,118  $  81,144  $ 55,778  $  68,521  $ 48,255  $  44,436  $ 32,227  $36,074
Net income (loss) (1)                $  18,674  $  26,537  $  4,015  $   4,855  $  4,965  $   9,770  $  4,448  $(3,527)
   per Trust Unit, basic and diluted $    0.33  $    0.46  $   0.07  $    0.11  $   0.12  $    0.25  $   0.12  $(0.11)
Funds from operations                $  55,575  $  49,705  $ 45,355  $  34,811  $ 31,074  $  30,693  $ 29,900  $24,126
Cash distributions declared          $  43,069  $  44,693  $ 46,339  $  35,207  $ 28,730  $  27,450  $ 26,267  $22,905
Payout ratio (%)                           77%        90%      102%       101%       92%        89%       88%      95%

(1) Net income (loss) has been restated to reflect changes in accounting policies as disclosed in the Notes to the Consolidated Financial Statements.

The table above highlights the Fund's performance for the third quarter of 2005 and also for the preceding seven quarters. Net revenues are primarily impacted by commodity prices, production volumes and royalties. Significant increases in net revenues occurred in the third quarter of 2004 through the third quarter of 2005 due to considerably higher crude oil prices and production increases from the acquisition of the Anadarko assets in September 2004 and Defiant in December 2004.

BUSINESS PROCESS PROJECT AND SARBANES-OXLEY

In 2002, the United States Congress enacted the Sarbanes-Oxley Act ("SOX") that applies to all companies registered with the Securities and Exchange Commission.
Section 404 of the Act requires that management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with SOX by the given deadline. The business process project will also ensure full compliance with any resulting Canadian regulations that may eventually be enacted. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Audit Committee.

FINANCIAL REPORTING UPDATE

During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below.

FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE

Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 15 OF 24


results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

EXCHANGEABLE SHARES

In March 2005, the CICA's Emerging Issues Committee ("EIC") amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which is effective for periods ending on June 30, 2005. The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

ADDITIONAL INFORMATION

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com.


November 14, 2005

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 16 OF 24


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                     September 30, 2005          December 31, 2004
---------------------------------------------------------------------------------------------------------
                                                               (unaudited)            (restated - note 1)
ASSETS

Current assets
     Accounts receivable                                      $      55,865              $      48,961

Fixed assets
     Property and equipment                                       1,264,084                  1,190,552
     Accumulated depletion and depreciation                        (355,149)                  (253,506)
---------------------------------------------------------------------------------------------------------

                                                                    908,935                    937,046
Goodwill                                                             45,779                     47,244
---------------------------------------------------------------------------------------------------------

                                                              $   1,010,579              $   1,033,251
=========================================================================================================

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                 $      47,951              $      91,165
     Cash distributions payable to Unitholders                       14,389                     12,419
     Current portion of capital lease obligations (note 2)              354                      1,785
     Hedging liability (note 7)                                       7,565                        214
     Bank indebtedness (note 3)                                           -                    267,054
---------------------------------------------------------------------------------------------------------

                                                                     70,259                    372,637

Capital lease obligations (note 2)                                    1,437                      7,606
Bank indebtedness (note 3)                                          256,093                          -
Convertible debentures (notes 1 and 4)                              130,488                    136,433
Asset retirement obligations                                         18,300                     17,503
Future income taxes                                                 100,115                    112,266
---------------------------------------------------------------------------------------------------------

                                                                    576,692                    646,445
=========================================================================================================

NON-CONTROLLING INTEREST

Exchangeable shares (note 5)                                          2,439                     30,842
=========================================================================================================

UNITHOLDERS' EQUITY

Unitholders' capital (note 6i)                                      676,279                    515,544
Convertible debentures equity component (notes 1 and 4)               6,388                      6,764
Contributed surplus                                                   1,036                      1,036
Accumulated income                                                  151,863                    102,637
Accumulated cash distributions                                     (404,118)                  (270,017)
---------------------------------------------------------------------------------------------------------

                                                                    431,448                    355,964
---------------------------------------------------------------------------------------------------------

                                                               $  1,010,579              $   1,033,251
=========================================================================================================

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 17 OF 24

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                           Three            Three             Nine                 Nine
(thousands of dollars, except                         months ended     months ended      months ended         months ended
for per Unit amounts) (unaudited)                    Sept. 30, 2005    Sept. 30, 2004   Sept. 30, 2005       Sept. 30, 2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                     (restated - note 1)                    (restated - note 1)
REVENUE

   Petroleum and natural gas                           $  95,715         $  56,722          $266,400            $ 164,739
   Unrealized hedging gain (loss) (note 7)                (6,242)            2,644            (7,351)              (7,580)
   Royalties, net of Alberta Royalty Credit              (18,355)          (11,111)          (51,009)             (32,241)
-------------------------------------------------------------------------------------------------------------------------------

                                                          71,118            48,255           208,040              124,918
===============================================================================================================================

EXPENSES

   Operating                                              14,203             9,185            40,560               25,723
   General and administrative                                901               908             3,931                2,542
   Unit-based compensation                                     -                 -                 -                1,036
   Management fee                                            947               547             2,622                1,602
   Performance incentive (note 8)                              -            11,321                 -               14,221
   Interest                                                2,469             1,645             7,410                4,322
   Interest and accretion on convertible debentures        3,368             2,137            10,133                6,653
   Depletion, depreciation and accretion                  34,250            24,134           102,515               65,135
-------------------------------------------------------------------------------------------------------------------------------

                                                          56,138            49,877           167,171              121,234
===============================================================================================================================

Income (loss) before taxes and non-controlling interest   14,980            (1,622)           40,869                3,684
Future income tax recovery                                (4,181)           (7,053)          (10,282)             (16,595)
Income and capital taxes                                     447               466             1,750                1,096
-------------------------------------------------------------------------------------------------------------------------------

                                                          (3,734)           (6,587)           (8,532)             (15,499)
===============================================================================================================================

Net income before non-controlling interest                18,714             4,965            49,401               19,183
Non-controlling interest (note 5)                             40                 -               175                    -
-------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                18,674             4,965            49,226               19,183
Accumulated income, beginning of period
   as previously reported                                133,189            88,044            93,451               73,137
Effect of change in accounting policies (note 1)               -             4,773             9,186                5,462
-------------------------------------------------------------------------------------------------------------------------------

Accumulated income, beginning of period as restated      133,189            92,817           102,637               78,599

Accumulated income, end of period                      $ 151,863         $  97,782          $151,863            $  97,782
===============================================================================================================================

Net income per Trust Unit
   Basic and diluted                                   $    0.33         $    0.12          $   0.87            $    0.48
===============================================================================================================================

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 18 OF 24

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Three           Three               Nine               Nine
                                                       months ended     months ended        months ended      months ended
(thousands of dollars) (unaudited)                    Sept. 30, 2005   Sept. 30, 2004      Sept. 30, 2005    Sept. 30, 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                     (restated - note 1)                   (restated - note 1)
OPERATING ACTIVITIES

Net income                                             $  18,674         $   4,965          $ 49,226            $  19,183
Add (deduct) items not requiring cash:
   Unit-based compensation                                     -                 -                 -                1,036
   Non-cash performance incentive (note 8)                     -            11,321                 -               14,221
   Future income taxes                                    (4,181)           (7,053)          (10,282)             (16,595)
   Unrealized hedging (note 7)                             6,242            (2,644)            7,351                7,580
   Accretion on convertible debentures                       550               351             1,650                1,107
   Depletion, depreciation and accretion                  34,250            24,134           102,515               65,135
   Non-controlling interest                                   40                 -               175                    -
------------------------------------------------------------------------------------------------------------------------------

Funds from operations                                     55,575            31,074           150,635               91,667
Expenditures on asset retirement                            (843)             (253)           (1,580)                (401)
Changes in non-cash working capital                       (9,220)              (61)          (32,566)             (13,352)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                     45,512            30,760           116,489               77,914
==============================================================================================================================

FINANCING ACTIVITIES

Units issued, net of costs (note 6i)                           -            62,389           107,616               62,617
Convertible debentures issued, net of costs                    -           119,567                 -              119,567
Increase (decrease) in bank debt                          18,791            22,730           (10,961)              81,469
Reduction of capital lease obligations                       (85)              (81)           (7,600)                (239)
Cash distributions to Unitholders                        (43,015)          (27,718)         (132,131)             (80,692)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities          (24,309)          176,887           (43,076)             182,722
==============================================================================================================================

INVESTING ACTIVITIES

Expenditures on property and equipment                   (20,732)          (25,485)          (75,269)             (78,710)
Property acquisitions                                          -          (176,300)             (213)            (176,300)
Property dispositions                                        874                 -             3,455                  791
Purchase adjustment of Defiant Energy acquisition            (52)                -              (404)                   -
Changes in non-cash working capital                       (1,293)           (5,862)             (982)              (6,417)
------------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                        (21,203)         (207,647)          (73,413)            (260,636)
==============================================================================================================================

Net change in cash                                             -                 -                 -                    -

Cash, beginning of period                                      -                 -                 -                    -
==============================================================================================================================

Cash, end of period                                    $       -         $       -          $      -            $       -
------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY CASH FLOW INFORMATION

Taxes paid                                             $     493         $     368          $  1,954            $     999
Interest paid                                          $   8,246         $     954          $ 19,803            $   4,275

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 19 OF 24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005 (unaudited)

All tabular amounts in thousands, except for Units and per Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2004 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2004.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE
     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants ("CICA"). The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     Balance Sheets                                                     December 31, 2004         December 31, 2003
     --------------------------------------------------------------------------------------------------------------
     Current liabilities
       Accounts payable and accrued liabilities                           $    16,570                $    19,592
     Long-term liabilities
       Convertible debentures                                             $   136,433                $    91,372
     Unitholders' equity
       Convertible debentures                                             $  (148,450)               $   (99,984)
       Convertible debentures equity component                            $     6,764                $     4,726
       Unitholders' capital                                               $   (20,503)               $   (21,168)
       Accumulated income                                                 $     9,186                $     5,462

                                                         Three months         Nine months
                                                             ended               ended               Year ended
     Statements of Income                               Sept. 30, 2004      Sept. 30, 2004        December 31, 2004
     --------------------------------------------------------------------------------------------------------------
     Interest and accretion on convertible debentures     $    2,137           $   6,653             $    10,425
     --------------------------------------------------------------------------------------------------------------
     Net income                                           $   (2,137)          $  (6,653)            $   (10,425)
     --------------------------------------------------------------------------------------------------------------
     Net income per Trust Unit (basic and diluted)        $    (0.01)          $   (0.03)            $    (0.04)

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 20 OF 24


     (b) EXCHANGEABLE SHARES
     In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of Advantage, were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

2.   CAPITAL LEASE OBLIGATIONS

     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at September 30, 2005 consist of the following:

     2005                                         $     111
     2006                                               443
     2007                                             1,364
     ----------------------------------------------------------
                                                  $   1,918
     Less amounts representing interest                (127)
     ----------------------------------------------------------
                                                      1,791
     Current portion                                   (354)
     ----------------------------------------------------------
                                                  $   1,437
     ==========================================================


3.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted.

     At September 30, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.2%.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 21 OF 24


4.   CONVERTIBLE DEBENTURES

     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 1), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                             10.00%           9.00%            8.25%           7.75%            7.50%            Total
     -----------------------------------------------------------------------------------------------------------------
     Issue Date           Oct. 18, 2002   Jul. 8, 2003     Dec. 2, 2003   Sept. 15, 2004   Sept. 15, 2004
     Maturity Date        Nov. 1, 2007    Aug. 1, 2008     Feb. 1, 2009    Dec. 1, 2011     Oct. 1, 2009
     Conversion Price      $   13.30        $  17.00        $   16.50        $   21.00       $  20.25

     Liability component   $  52,722        $ 28,662        $  56,802        $  47,444       $ 71,631       $ 257,261
     Equity component          2,278           1,338            3,198            2,556          3,369          12,739
     -----------------------------------------------------------------------------------------------------------------
     Gross proceeds           55,000          30,000           60,000           50,000         75,000         270,000
     Issuance costs           (2,495)         (1,444)          (2,588)          (2,190)        (3,190)        (11,907)
     -----------------------------------------------------------------------------------------------------------------
     Net proceeds          $  52,505        $ 28,556        $  57,412        $  47,810       $ 71,810       $ 258,093
     =================================================================================================================

     The balance of debentures outstanding at September 30, 2005 and changes in the liability and equity components during the nine month period then ended are as follows:

                                        10.00%         9.00%         8.25%         7.75%         7.50%         Total
     -----------------------------------------------------------------------------------------------------------------
     Debentures outstanding          $   2,842      $   8,746     $   9,287     $  49,710     $  69,773     $140,358
     Liability component
       Balance at Dec. 31, 2004      $   3,923      $  10,388     $  12,237     $  45,548     $  64,337     $136,433
       Accretion of discount                43            131           157           461           858        1,650
       Converted to Trust Units         (1,226)        (2,225)       (3,681)         (266)         (197)      (7,595)
     -----------------------------------------------------------------------------------------------------------------
     Balance at Sept. 30, 2005       $   2,740      $   8,294     $   8,713     $  45,743     $  64,998     $130,488
     =================================================================================================================
     Equity component
       Balance at Dec. 31, 2004      $     163      $     472     $     675     $   2,444     $   3,010     $  6,764
       Converted to Trust Units            (51)          (101)         (201)          (14)           (9)        (376)
     -----------------------------------------------------------------------------------------------------------------
     Balance at Sept. 30, 2005       $     112      $     371     $     474     $   2,430     $   3,001     $  6,388
     =================================================================================================================

     During the nine months ended September 30, 2005 $8,092,000 debentures were converted resulting in the issuance of 498,991 Advantage Trust Units.

5.   EXCHANGEABLE SHARES

                                                                          Number of Shares                    Amount
     ----------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                              1,450,030                $     30,842
     Converted to Trust Units                                                 (1,339,734)                    (28,578)
     Non-controlling interest in net income                                            -                         175
     ----------------------------------------------------------------------------------------------------------------
     Balance at September 30, 2005                                               110,296                $      2,439
     ================================================================================================================

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.12802 at September 30, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 22 OF 24


     Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

     Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date.

6.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued
                                                                  Number of Units             Amount
     ------------------------------------------------------------------------------------------------
     Balance at December 31, 2004 (restated - note 1)                49,674,783         $    515,544
     2004 non-cash performance incentive                                763,371               16,570
     Issued on conversion of debentures                                 498,991                7,971
     Issued on conversion of exchangeable shares                      1,367,736               28,578
     Issued for cash, net of costs                                    5,250,000              107,616
     ------------------------------------------------------------------------------------------------
     Balance at September 30, 2005                                   57,554,881         $    676,279
     ================================================================================================

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     (c) Trust Units Rights Incentive Plan
                                                       Series A                        Series B
                                               Number            Price        Number              Price
     ----------------------------------------------------------------------------------------------------
     Balance at December 31, 2004              85,000          $    5.05       225,000         $   16.75
     Reduction of exercise price                    -              (2.37)            -             (2.37)
     ----------------------------------------------------------------------------------------------------
     Balance at September 30, 2005             85,000          $    2.68       225,000         $   14.38
     ====================================================================================================

     The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 23 OF 24

                                                        Three             Three             Nine             Nine
                                                    months ended      months ended      months ended     months ended
     Pro Forma Results                             Sept. 30, 2005    Sept. 30, 2004    Sept. 30, 2005   Sept. 30, 2004
     --------------------------------------------------------------------------------------------------------------------
                                                                   (restated - note 1)                (restated - note 1)
     Net income as reported                          $    18,674       $    4,965       $    49,226       $    19,183
     Less compensation expense
         for rights issued in 2002                           424              301               132               534
     --------------------------------------------------------------------------------------------------------------------
     Pro Forma net income                            $    18,250       $    4,664       $    49,094       $    18,649
     ====================================================================================================================

     Net income per Trust Unit - basic and diluted
         As reported                                 $      0.33       $     0.12       $      0.87       $      0.48
         Pro Forma                                   $      0.32       $     0.11       $      0.87       $      0.47
     ====================================================================================================================

     (ii) PER UNIT AMOUNTS

     The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding as follows:

                                                        Three             Three             Nine             Nine
                                                    months ended      months ended      months ended     months ended
                                                   Sept. 30, 2005    Sept. 30, 2004    Sept. 30, 2005   Sept. 30, 2004
     -----------------------------------------------------------------------------------------------------------------
     Basic weighted average Trust Units outstanding    57,370,760       40,887,452        56,290,288       39,403,453
     Diluted weighted average Trust Units outstanding  64,927,220       45,901,372        64,168,013       44,695,063

7.   FINANCIAL INSTRUMENTS

     As at September 30, 2005 the Fund has the following hedges in place:

     Description of Hedge                     Term                         Volume                      Average Price
     ----------------------------------------------------------------------------------------------------------------
     Natural gas - AECO
         Fixed price                  April to October 2005             34,123 mcf/d                   Cdn$7.45/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$6.86/mcf
                                                                                              Ceiling  Cdn$8.18/mcf
         Collar                       April to October 2005             11,374 mcf/d            Floor  Cdn$7.02/mcf
                                                                                              Ceiling  Cdn$8.02/mcf
     Crude oil - WTI
         Collar                       April to October 2005             1,750 bbls/d            Floor  US$47.00/bbl
                                                                                              Ceiling  US$56.75/bbl

     As at September 30, 2005 the settlement amount of the hedges outstanding was approximately $7.6 million and has been charged to income as an unrealized hedging loss.

8.   PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. During interim periods no amount is paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2005 opening Unit price was $21.71 and cash distributions for the nine months ended September 30, 2005 amounted to $2.37 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. No performance fee has been accrued for the period as the total annual return was less than the 8% threshold as at November 14, 2005. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

PRESS RELEASE                                                  NOVEMBER 14, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 24 OF 24


FORWARD-LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                               Investor Relations
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: WWW.ADVANTAGEINCOME.COM
                      E-mail: ADVANTAGE@ADVANTAGEINCOME.COM